Exhibit 99.3

TABLE OF CONTENTS
Management’s Report	17
Management’s Report on Internal Control Over Financial Reporting	18
Report of Independent Registered Public Accounting Firm	19
Financial Statements
Consolidated Balance Sheets	20
Consolidated Operations	21
Consolidated Shareholders’ Equity and Comprehensive Income	22
Consolidated Cash Flows	23
Notes to Consolidated Financial Statements	24

CONSOLIDATED FINANCIAL STATEMENTS 17

MANAGEMENT’S REPORT

The consolidated financial statements of Axcan Pharma Inc. and subsidiaries (collectively the “Company”) and the other financial information included in this annual report are the responsibility of the Company’s management.

These consolidated financial statements and the other financial information have been prepared by management in accordance with accounting principles generally accepted in the United States of America. This responsibility includes the selection of appropriate accounting principles and methods in the circumstances and the use of careful judgement in establishing reasonable accounting estimates.

Management maintains internal control systems designed among other things, to provide reasonable assurance that the Company’s assets are adequately safeguarded and that the accounting records are a reasonable basis to prepare relevant and reliable financial information.

The Audit Committee is composed solely of external directors. This Committee meets with the external auditors and management to discuss matters relating to the audit, internal control and financial information. The Committee also reviews the consolidated quarterly and annual financial statements.

These consolidated financial statements have been audited by Raymond Chabot Grant Thornton LLP, whose report indicating the scope of their audits and their opinion on the consolidated financial statements is presented hereafter.

The Board of Directors has approved the Company’s financial statements on the recommendation of the Audit Committee.

Frank A.G.M. Verwiel, M.D. President and Chief Executive Officer	Steve Gannon Senior Vice President, Finance and Chief Financial Officer

Mont-Saint-Hilaire, Quebec, Canada November 30, 2006

18 CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for the preparation of our financial statements; providing reasonable assurance that receipts and expenditures of the Company are made under the authorization of management and directors of the Company; and providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of September 30, 2006.

Frank A.G.M. Verwiel, M.D. President and Chief Executive Officer	Steve Gannon Senior Vice President, Finance and Chief Financial Officer

Mont-Saint-Hilaire, Quebec, Canada November 30, 2006

CONSOLIDATED FINANCIAL STATEMENTS 19

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Axcan Pharma Inc.

We have audited the consolidated balance sheets of Axcan Pharma Inc. and subsidiaries as at September 30, 2006 and 2005 and the consolidated statements of operations, shareholders’ equity and comprehensive income and cash flows for each of the years in the three-year period ended September 30, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Axcan Pharma Inc and subsidiaries as at September 30, 2006 and 2005 and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2006 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to consolidated financial statements, effective October 1, 2005, the Company adopted the provisions of Statement of Financial Accounting Standard No. 123(R). “Share-Based Payment” applying the modified prospective method.

Raymond Chabot Grant Thornton LLP
Chartered Accountants

Montreal, Quebec, Canada
November 30, 2006

20 CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

September 30	2006	2005
(in thousands of U.S. dollars, except share related data)	$	$
ASSETS
Current assets
Cash and cash equivalents	55,830	79,969
Short-term investments, available for sale (Note 5)	117,151	17,619
Accounts receivable, net (Note 6)	30,939	37,587
Income taxes receivable	8,987	8,351
Inventories (Note 7)	37,349	36,016
Prepaid expenses and deposits	3,699	1,771
Deferred income taxes (Note 8)	8,423	9,044
Total current assets	262,378	190,357
Property, plant and equipment, net (Note 9)	28,817	31,673
Intangible assets, net (Note 10)	375,680	388,921
Goodwill, net (Note 11)	27,467	27,467
Deferred debt issue expenses, net	1,475	2,577
Deferred income taxes (Note 8)	-	412
Total assets	695,817	641,407

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities (Note 13)	60,733	52,990
Income taxes payable	2,099	3,247
Instalments on long-term debt	681	1,497
Deferred income taxes (Note 8)	1,104	602
Total current liabilities	64,617	58,336
Long-term debt (Note 14)	125,565	126,332
Deferred income taxes (Note 8)	38,211	39,135
Total liabilities	228,393	223,803
Commitments and contingencies (Note 21)

SHAREHOLDERS’ EQUITY
Capital stock (Note 15)
Preferred shares, without par value; unlimited shares authorized;
no shares issued	-	-
Series A preferred shares, without par value; shares authorized:
14,175,000; no shares issued	-	-
Series B preferred shares, without par value; shares authorized:
12,000,000; no shares issued	-	-
Common shares, without par value; unlimited shares authorized;
45,800,581 issued and outstanding as at September 30, 2006 and
45,682,175 as at September 30, 2005	262,786	261,714
Retained earnings	177,906	138,787
Additional paid-in capital	4,967	1,329
Accumulated other comprehensive income	21,765	15,774
Total shareholders’ equity	467,424	417,604
Total liabilities and shareholders’ equity	695,817	641,407
The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board,

Léon F. Gosselin	Dr. Claude Sauriol
Director	Director

CONSOLIDATED FINANCIAL STATEMENTS 21

CONSOLIDATED OPERATIONS

Years ended September 30	2006	2005	2004
(in thousands of U.S. dollars, except share related data)	$	$	$

Revenue	292,317	251,343	243,634
Cost of goods sold(a)	72,772	71,534	54,247
Selling and administrative expenses(a)	93,338	85,997	76,365
Research and development expenses(a)	39,789	31,855	19,866
Depreciation and amortization	22,823	21,532	16,359
Partial write-down of intangible assets	5,800	-	-
	234,522	210,918	166,837
Operating income	57,795	40,425	76,797
Financial expenses	6,988	7,140	6,885
Interest income	(5,468)	(1,340)	(756)
Gain on foreign currency	(1,110)	(213)	(313)
	410	5,587	5,816
Income before income taxes	57,385	34,838	70,981
Income taxes (Note 8)	18,266	8,413	22,253
NET INCOME	39,119	26,425	48,728

Income per common share
Basic	0.86	0.58	1.08
Diluted	0.79	0.56	0.96

Weighted average number of common shares
Basic	45,741,419	45,617,703	45,286,199
Diluted	55,064,496	55,219,202	55,031,184

(a) Exclusive of depreciation and amortization

The accompanying notes are an integral part of the consolidated financial statements and note 16 presents additional information on consolidated operations.

22 CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

Years ended September 30	2006	2005	2004
(in thousands of U.S. dollars, except share related data)

COMMON SHARES (number)
Balance, beginning of year	45,682,175	45,562,336	45,004,320
Shares issued pursuant to the stock incentive plans for cash	118,406	119,839	558,016
Balance, end of year	45,800,581	45,682,175	45,562,336
	$	$	$
COMMON SHARES
Balance, beginning of year	261,714	260,643	255,743
Shares issued pursuant to the stock incentive plans for cash	1,072	1,071	4,900
Balance, end of year	262,786	261,714	260,643

RETAINED EARNINGS
Balance, beginning of year	138,787	112,362	63,634
Net income	39,119	26,425	48,728
Balance, end of year	177,906	138,787	112,362

ADDITIONAL PAID-IN CAPITAL
Balance, beginning of year	1,329	-	-
Stock-based compensation expense	3,554	-	-
Income tax deductions on stock options exercise	84	1,329	-
Balance, end of year	4,967	1,329	-

ACCUMULATED OTHER COMPREHENSIVE INCOME
Balance, beginning of year	15,774	19,071	11,634
Foreign currency translation adjustments	5,991	(3,297)	7,437
Balance, end of year	21,765	15,774	19,071
Total shareholders’ equity	467,424	417,604	392,076

COMPREHENSIVE INCOME
Foreign currency translation adjustments	5,991	(3,297)	7,437
Net income	39,119	26,425	48,728
Total comprehensive income	45,110	23,128	56,165

The accompanying notes are an integral part
of the consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS 23

CONSOLIDATED CASH FLOWS

Years ended September 30	2006	2005	2004
(in thousands of U.S. dollars)	$	$	$

OPERATING ACTIVITIES
Net income	39,119	26,425	48,728
Non-cash items
Amortization of deferred debt issue expenses	1,117	1,100	1,144
Other depreciation and amortization	22,823	21,532	16,359
Partial write-down of intangible assets	5,800	-	-
Loss (gain) on disposal and write-down of equipment	1,064	-	(5)
Stock-based compensation expense	3,554	-	-
Foreign currency fluctuation	(739)	(84)	342
Deferred income taxes	516	(3,261)	6,625
Share in net loss of joint ventures	-	-	455
Changes in working capital items (Note 17)	11,080	22,033	(50,288)
Cash flows from operating activities	84,334	67,745	23,360

INVESTING ACTIVITIES
Acquisition of short-term investments	(117,151)	(14,519)	(20,936)
Disposal of short-term investments	17,619	12,822	138,074
Disposal of investments	-	-	1,876
Acquisition of property, plant and equipment	(4,038)	(6,330)	(13,409)
Disposal of property, plant and equipment	-	-	405
Acquisition of intangible assets	(4,569)	(51)	(149,628)
Disposal of intangible assets	-	-	917
Cash flows from investing activities	(108,139)	(8,078)	(42,701)

FINANCING ACTIVITIES
Long-term debt	634	-	2,212
Repayment of long-term debt	(2,322)	(1,857)	(3,842)
Deferred debt issue expenses	-	(589)	-
Issue of shares	1,072	1,071	4,900
Cash flows from financing activities	(616)	(1,375)	3,270

Foreign exchange gain (loss) on cash held in foreign currencies	282	(302)	277
Net increase (decrease) in cash and cash equivalents	(24,139)	57,990	(15,794)
Cash and cash equivalents, beginning of year	79,969	21,979	37,773
Cash and cash equivalents, end of year	55,830	79,969	21,979

The accompanying notes are an integral part
of the consolidated financial statements.

24 CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30
(Amounts in the tables are stated in thousands of U.S. dollars, except share related data)

1. GOVERNING STATUTES AND NATURE OF OPERATIONS

Axcan Pharma Inc. is incorporated under the Canada Business Corporations Act. The Company is involved in the research, development, production and distribution of pharmaceutical products, mainly in the field of gastroenterology.

2. CHANGES IN ACCOUNTING POLICIES

a) Year ended September 30, 2006 Accounting for the conversion of an instrument that became convertible upon the issuer’s exercise of a call option

During the June 2006 meeting of the Emerging issues Task Force (“EITF”) a consensus was reached on EITF Issue 05-1, “Accounting for the Conversion of an Instrument that Became Convertible upon the Issuer’s Exercise of a Call option”, that the issuance of equity securities to settle a debt instrument (pursuant to the instrument’s original conversion terms) that became convertible upon the issuer’s exercise of a call option should be accounted for as a conversion if the debt instrument contained a substantive conversion feature as of its issuance date. That is, no gain or loss should be recognized related to the equity securities issued to settle the instrument. The issuance of equity securities to settle a debt instrument that became convertible upon the issuer’s exercise of a call option should be accounted for as a debt extinguishment if the debt instrument did not contain a substantive conversion feature as of its issuance date. That is, the fair value of the equity securities issued should be considered a component of the reacquisition price of the debt. This Issue applies to all conversions within the scope of this Issue that result from the exercise of call options and is effective in interim or annual reporting periods beginning after June 28, 2006, irrespective of whether the instrument was entered into prior or subsequent to Board ratification of this Issue. This change in accounting policies did not have an impact on the financial statements for the year ended September 30, 2006.

Other-than-temporary impairment
In November 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position (“FSP”) No. 115-1 and 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“FSP No. 115-1”), which provides guidance on determining when investments in certain debt and equity securities are considered impaired, whether that impairment is other-than-temporary, and on measuring such impairment loss. FSP No. 115-1 also includes accounting considerations subsequent to the recognition of other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP No. 115-1 is required to be applied to reporting periods beginning after December 15, 2005 and was required to be adopted by the Company in the second quarter of 2006. The Company adopted FSP No. 115-1 beginning on January 1, 2006, and the adoption of FSP No. 115-1 did not have a material impact on the Company’s consolidated financial statements.

Accounting changes and error corrections
In May 2005, the FASB issued Statement of Financial Accounting Standard (“SFAS”) No. 154 “Accounting Changes and Error Corrections” which provides guidance on the accounting for and reporting of accounting changes and correction of errors. This statement changes the requirements for the accounting for and reporting of a change in accounting principle and applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. This statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of this statement did not have an effect on the Company’s consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS 25

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30
(Amounts in the tables are stated in thousands of U.S. dollars, except share related data)

2. CHANGES IN ACCOUNTING POLICIES (continued)

a) Year ended September 30, 2006 (continued) Share-based payment

In December 2004, the FASB issued SFAS No. 123(R), “Share-Based Payment”. SFAS No. 123(R) requires all entities to recognize compensation cost for share-based awards, including options, granted to employees. The Statement eliminates the ability to account for share-based compensation transactions using Accounting Principles Board Opinion ("APB") No. 25, “Accounting for Stock Issued to Employees”, and generally requires instead that such transactions be accounted for using a fair-value based method. Public companies are required to measure stock-based compensation classified as equity by valuing the instrument the employee receives at its grant-date fair value. Previously such awards were measured at intrinsic value under both APB No. 25 and SFAS No. 123, “Accounting for Stock-Based Compensation”. The Company applied the Statement beginning in fiscal 2006 using the modified prospective transition approach. If this change in accounting policy had been applied to the previous fiscal years, the Company’s net income, basic income per share and diluted income per share for the years ended September 30, 2005 and 2004 would have been reduced on a pro-forma basis as follows:

2005	2004
$	$

Net income as reported	26,425	48,728
Less: Total stock-based compensation expenses determined
under fair value based method, net of income taxes	4,274	4,286
Pro-forma net income	22,151	44,442

Basic income per share
As reported	0.58	1.08
Pro-forma	0.49	0.98

Diluted income per share
As reported	0.56	0.96
Pro-forma	0.48	0.96

In October 2005, the FASB issued FSP No. 123(R)-2 “Practical Accommodation to the Application of Grant Date as Defined in FASB Statement No. 123(R)”, to provide guidance on determining the grant date for an award as defined in SFAS No. 123(R). This FSP stipulates that assuming all other criteria in the grant date definition are met, a mutual understanding of the key terms and conditions of an award to an individual employee is presumed to exist upon the award’s approval in accordance with the relevant corporate governance requirements, provided that the key terms and conditions of an award cannot be negotiated by the recipient with the employer because the award is a unilateral grant, and are expected to be communicated to an individual recipient within a relatively short time period from the date of approval. The Company has applied the principles set forth in this FSP upon its adoption of SFAS No. 123(R).

In November 2005, the FASB issued FSP No. 123(R)-3 “Transition Election to Accounting for the Tax Effects of Share-Based Payment Awards”. This FSP requires an entity to follow either the transition guidance for the additional-paid-in-capital pool as prescribed in SFAS No. 123(R), or the alternative transition method as described in the FSP. An entity that adopts SFAS No. 123(R) using the modified prospective application may make a one-time election to adopt the transition method described in this FSP. This FSP became effective in November 2005 and the Company elected to adopt the transition method described in this FSP.

In February 2006, the FASB issued FSP No. 123(R)-4 “Classification of Options and Similar Instruments Issued as Employees Compensation that Allow for Cash Settlement upon the Occurrence of a Contingent Event”.

26 CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30
(Amounts in the tables are stated in thousands of U.S. dollars, except share related data)

2. CHANGES IN ACCOUNTING POLICIES (continued)

a) Year ended September 30, 2006 (continued) Share-based payment (continued)

This FSP stipulates that options and other similar instruments issued as employee compensation that allowed for cash settlement upon occurrence of a contingent event that is outside the employee’s control be classified as equity until it becomes probable that the event will occur. The Company has applied this FSP upon its adoption.

Inventory costs
In November 2004, the FASB issued SFAS No. 151 “Inventory Costs, an Amendment of ARB No. 43, Chapter 4.”

SFAS No. 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material and requires that such items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal”. In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The adoption of this statement did not have an effect on the Company’s balance sheets or statements of operations, shareholders’ equity or cash flows.

b) Year ended September 30, 2005 Effect of contingently convertible instruments on diluted earnings per share

During the September 2004 meeting of the EITF a consensus was reached on EITF Issue 04-8, “The Effect of Contingently Convertible Instruments on Diluted Earnings per Share”. The EITF 04-8 requires companies to include certain convertible instruments, that were previously excluded, into their calculations of diluted earnings per share. The EITF concluded that Issue 04-8 is effective for periods ending after December 15, 2004, and must be applied by restating all periods during which time the applicable convertible instruments were outstanding. The common shares issuable under the 4.25% convertible subordinated notes issued in 2003, are therefore included in the Company’s diluted income per share calculation. For the year ended September 30, 2004, the weighted number of common shares outstanding used in the calculation of the diluted income per share has been increased from 52,787,964 to 55,031,184 and the diluted income per share has been reduced from $0.98 to $0.96.

c) Year ended September 30, 2004

Disclosure of information about capital structure
In April 2004, the FASB issued FSP No. 129-1, “Disclosure Requirements under FASB Statement No. 129, Disclosure of Information about Capital Structure, Relating to Contingently Convertible Securities” to provide disclosure guidance for contingently convertible securities, including those instruments with contingent conversion requirements that have not been met and otherwise are not required to be included in the computation of diluted earnings per share. The FSP addresses concerns that disclosures relating to contingently convertible securities are inconsistent between companies or may be inadequate. FSP No. 129-1 states that to comply with the requirements of SFAS No. 129, the significant terms of the conversion features of the contingently convertible security should be disclosed to enable users of financial statements to understand the circumstances of the contingency and the potential impact of conversion. The Company evaluated the impact of this pronouncement and has enhanced its disclosures as required.

Consolidation of variable interest entities
In January 2003, the FASB issued Interpretation (“FIN”) No. 46, “Consolidation of Variable Interest Entities, an interpretation for Accounting Research Bulletin No. 51.” FIN No. 46 requires certain variable interest entities, or VIEs, to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN No. 46 is effective for all VIEs created or acquired after January 31, 2003. For VIEs created or acquired prior to February 1, 2003, the provisions of FIN No. 46 must be applied for the first interim or annual period beginning after December 15, 2003.

The Company currently has no contractual relationship or other business relationship with a variable interest entity and therefore the adoption of FIN No. 46 did not have an effect on the Company’s consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS 27

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30
(Amounts in the tables are stated in thousands of U.S. dollars, except share related data)

2. CHANGES IN ACCOUNTING POLICIES (continued)

d)	Standards applicable for the year ending September 30, 2007 and then after

Effects of prior year misstatements when quantifying misstatements in current year financial statements
In September 2006, the SEC issued Staff Accounting Bulletin (“SAB”) No. 108 that expresses the staff’s views regarding the process of quantifying financial statement misstatements. This bulletin is effective for any interim period of the first fiscal year ending after November 15, 2006. The adoption of this bulletin will not have a material effect on the Company’s consolidated financial statements.

Fair value measurements
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. SFAS No. 157 replaces the different definitions of fair value in the accounting literature with a single definition. It defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS No. 157 is effective for fair-value measurements already required or permitted by other standards for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company is currently evaluating the impact of the adoption of the provisions of SFAS No. 157 on the consolidated financial statements.

Accounting for uncertainty in income taxes
In July 2006, the FASB issued FIN No. 48, “Accounting for Uncertainty in Income Taxes”, effective for fiscal years beginning after December 15, 2006. FIN No. 48 describes the accounting for income taxes by prescribing the minimum recognition threshold a tax position must meet before being recognized in the financial statements. The Interpretation also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company is currently evaluating the impact of the adoption of this new section on the consolidated financial statements.

Taxes collected from customers and remitted to governmental authorities
During the June 2006 meeting of the EITF a consensus was reached on EITF Issue 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation).” The Task Force reached a consensus that this Issue applies to any tax assessed by a governmental authority that is both imposed on and concurrent with a specific revenue producing transaction between a seller and customer. Accordingly, taxes such as sales, use, value added, and some excise taxes may be within the scope of this Issue. The Task Force reached a consensus that the income statement presentation (gross or net) of such taxes is an accounting policy decision that should be disclosed. In addition, a company should disclose in interim and annual financial statements the amount of such taxes reported on a gross basis, if significant. This Issue is effective for interim and annual reporting periods beginning after December 15, 2006. The Company is currently evaluating the consolidated operations statement presentation choice.

3. ACCOUNTING POLICIES

Basis of presentation
The Company has prepared these consolidated financial statements in U.S. dollars and in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company has disclosed in note 22 the summary of differences between generally accepted accounting principles in the United States and in Canada.

Accounting estimates
The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and recognized amounts of revenues and expenses during the year. Significant estimates and assumptions made by management include allowances for accounts receivable and inventories, reserves for product returns, rebates, chargebacks

28 CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30
(Amounts in the tables are stated in thousands of U.S. dollars, except share related data)

3. ACCOUNTING POLICIES (continued)

Accounting estimates (continued) and distribution service agreement fees, the classification of intangible assets between finite life and indefinite life, the useful lives of long-lived assets, the expected cash flows used in evaluating long-lived assets, goodwill and investments for impairment, pending legal settlements, the establishment of worldwide provision for income taxes including the realizability of deferred tax assets and the allocation of the purchase price of acquired assets and businesses. The estimates are made using the historical information and various other expected factors related to each circumstances, available to management. The Company reviews all significant estimates affecting the financial statements on a recurring basis and records the effect of any adjustments when necessary. Actual results could differ from those estimates based upon future events, which could include, among other risks, changes in regulations governing the manner in which the Company sells its products, changes in health care environment and managed care consumptions patterns.

Principles of consolidation
These financial statements include the accounts of Axcan Pharma Inc. and its subsidiaries, the most important being Axcan Scandipharm Inc. (“Axcan Scandipharm”), Axcan Pharma U.S. Inc. and Axcan Pharma S.A. Significant intercompany transactions have been eliminated in consolidation.

Revenue recognition
Revenue is recognized when the product is shipped to the Company's customers, provided the Company has not retained any significant risks of ownership or future obligations with respect to the product shipped. Provisions for sales discounts and estimates for charge-backs, managed care and Medicaid rebates, products returns and distribution service agreement fees are established as a reduction of product sales revenues at the time such revenues are recognized. These revenue reductions are established by the Company at the time of sale based on historical experience adjusted to reflect known changes in the factors that impact such reserves. In certain circumstances, returns or exchange of products are allowed under the Company’s policy and provisions are maintained accordingly. These revenue reductions are generally reflected as an addition to accrued expenses. Amounts received from customers as prepayments for products to be shipped in the future are reported as deferred revenue.

Cash and cash equivalents
The Company includes in cash and cash equivalents cash and all highly liquid short-term investments with initial maturities of three months or less.

Short-term investments
The Company classifies its short-term investments as available-for-sale. These investments are recorded at their fair value, unrealized gains or losses are reported as comprehensive income (loss) in shareholders’ equity. As at September 30, 2006, 2005 and 2004 there were no material unrealized gains or losses.

Accounts receivable
The majority of the Company’s accounts receivable are due from companies in the pharmaceutical industry. Credit is extended based on evaluation of a customers’ financial condition and, generally, collateral is not required. Accounts receivable are due within 30 to 60 days and are stated at amounts due from customers net of an allowance for doubtful accounts. Accounts outstanding longer than the contractual payment terms are considered past due. The Company determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, the Company’s previous loss history, the customer’s current ability to pay its obligation to the Company, and the condition of the general economy and the industry as a whole. The Company writes off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the bad debts expenses.

Inventory valuation
Inventories of raw materials and packaging material are valued at the lower of cost and replacement cost. Inventories of work in progress and finished goods are valued at the lower of cost and net realizable value. Cost is determined by the first-in, first-out method. Cost for work in progress and finished goods includes raw materials, direct labour, subcontracts and an allocation for overhead. Allowances are maintained for slow-moving inventories based on the remaining shelf life of products and estimated time required to sell such inventories. Obsolete inventory and rejected products are written off to cost of goods sold.

CONSOLIDATED FINANCIAL STATEMENTS 29

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30
(Amounts in the tables are stated in thousands of U.S. dollars, except share related data)

3. ACCOUNTING POLICIES (continued)

Research and development
Research and development expenses are charged to operations in the year they are incurred. Acquired in-process research and development having no alternative future use is written off at the time of acquisition. The cost of intangibles that are purchased from others for a particular research and development project that have no alternative future use are written off at the time of acquisition.

Depreciation and amortization
Property, plant and equipment and intangible assets with a finite life are reported at cost, less accumulated depreciation and are depreciated or amortized over their estimated useful lives according to the straight-line method at the following annual rates:

Buildings	4 to 10%
Furniture and equipment	10 to 20%
Computer equipment	20 to 50%
Automotive equipment	20 to 25%
Leasehold and building improvements	10 to 20%
Trademarks, trademark licenses
and manufacturing rights	4 to 15%

Depreciation or amortization commences when an asset is substantially completed and becomes available for productive commercial use.

Goodwill and intangible assets with indefinite life are not amortized since October 1, 2001.

Deferred debt issue expenses are amortized on a straight-line basis over the terms of the debts, until 2008.

Impairment of long lived-assets
The value of goodwill and intangible assets with indefinite life are subject to an annual impairment test and the intangible assets with definite life and property plant and equipment are subject to an impairment test whenever events or changes in circumstances indicate that the carrying amounts of these assets may not be recoverable. The Company compares the carrying value of the unamortized portion of property, plant and equipment and intangible assets with definite life to the future benefits of the Company’s activities or expected sales of pharmaceutical products. For goodwill and intangible assets with indefinite life, the test is based on the comparison of the fair value of the asset with its carrying amount. Should there be a permanent impairment in value, a write-down will be recognized for the current year to reflect the assets at fair value.

Income taxes
Income taxes are calculated based on the liability method. Under this method, deferred income tax assets and liabilities are recognized as estimated taxes for recovery or settlement arising from the recovery or settlement of assets and liabilities recorded at their financial statement carrying amounts. Deferred income tax assets and liabilities are measured based on enacted tax rates and laws at the date of the financial statements for the years in which the temporary differences are expected to reverse. A valuation allowance is provided for the portion of deferred tax assets that is more likely than not to remain unrealized. Adjustments to the deferred income tax asset and liability balances are recognized in net income as they occur.

Stock-based compensation
Since October 1, 2005, stock-based compensation is measured according to SFAS No. 123(R) by valuing the instrument the employee receives at its grant date fair value. Prior to October 1, 2005, the Company accounted for share-based employee compensation including stock options, using the method prescribed in APB No. 25 “Accounting for Stock Issued to employees” and SFAS No. 123 “Accounting for Stock-Based Compensation”. Under the provision of APB No. 25 and SFAS No. 123 the compensation cost was recognized using the intrinsic value and pro-forma disclosure of net income and income per share had to be presented in the financial statements as if the fair value method had been applied.

Selling and administrative expenses
Selling and administrative expenses include shipping and handling expenses, other than distribution service agreement fees, and advertising expenses. Distribution service agreement fees are deducted from revenue.

Foreign currency translation
The current rate method of translation of foreign currencies is followed for subsidiaries, or joint ventures considered financially and operationally self-sustaining. Therefore, all gains and losses arising from the translation of the financial statements of subsidiaries or joint ventures are deferred in a cumulative foreign currency translation adjustments account reported as a component of accumulated other comprehensive income in shareholders’ equity.

30 CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30
(Amounts in the tables are stated in thousands of U.S. dollars, except share related data)

3. ACCOUNTING POLICIES (continued)

Foreign currency translation (continued)
For the operations in Canada and the United States of America, monetary assets and liabilities in currency other than U.S. dollars are translated into U.S. dollars, the functional currency of the Company, at the exchange rates in effect at the balance sheet date whereas other assets and liabilities are translated at exchange rates in effect at transaction dates. Revenue and operating expenses in foreign currency are translated at the average rates in effect during the year, except for depreciation and amortization, translated at historical rates. Gains and losses are included in net income for the year.

Income per share
Basic income per share is calculated using the weighted average number of common shares outstanding during the year and relevant shares issuable under stock incentive plans. The treasury shares method is to be used for determining the dilution effect of options. The dilutive effect of convertible subordinated notes is determined using the “if-converted” method.

4. ACQUISITIONS

Product acquisitions
On November 18, 2003, the Company acquired the rights to a group of products from Aventis Pharma S.A. (“Aventis”) for a cash purchase price of $145,000,000. The acquired products are CARAFATE and BENTYL for the U.S. market and SULCRATE, BENTYLOL and PROCTOSEDYL for the Canadian market.

On December 10, 2002, the Company acquired the rights to the Ursodiol 250 mg tablets DELURSAN for the French market, for a cash purchase price of 22,300,000 Euros ($22,800,000) from Aventis. On December 3, 2002, the Company acquired the worldwide rights to the PANZYTRAT enzyme product line from Abbott for a cash purchase price of $45,000,000.

During a transition period ended during the year ended September 30, 2005, the sellers acted as Axcan’s agents for the management of sales of some of these products. For the year ended September 30, 2005, a portion of the sales of these products was still managed by the sellers. The Company included in its revenue the net sales from such products less corresponding cost of goods sold and other seller related expenses. Consequently, although net sales of such products of the year ended September 30, 2005 were $2,431,789 ($7,667,940 in 2004), the Company only included in its revenue an amount of $949,866 ($4,685,673 in 2004) representing the net sales less cost of goods sold and other seller related expenses.

5. SHORT-TERM INVESTMENTS

As at September 30, 2006, short-term investments include short-term notes (short-term notes, mutual funds and debt securities in 2005). One short-term note represents approximately 11% (two short-term notes for 56% in 2005) of the Company’s total short-term investments. Interest rates on short-term investments vary from 2.02% to 5.25% (2.356% to 3.402% in 2005).

CONSOLIDATED FINANCIAL STATEMENTS 31

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30
(Amounts in the tables are stated in thousands of U.S. dollars, except share related data)

6. ACCOUNTS RECEIVABLE

	2006	2005
	$	$
Trade accounts, net of allowance for doubtful accounts
of $143,501 ($575,000 in 2005)(a)	30,650	37,186
Taxes receivable	47	45
Other	242	356
	30,939	37,587

The Company believes that there is no unusual exposure associated with the collection of these accounts receivable.

(a)
As at September 30, 2006, the accounts receivable include amounts receivable from three major customers which represent approximately 44% (48% in 2005) of the Company's total accounts receivable (see Note 19).

7. INVENTORIES

	2006	2005
	$	$
Raw materials and packaging material	15,979	18,710
Work in progress	1,413	1,547
Finished goods	19,957	15,759
	37,349	36,016

32 CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30
(Amounts in the tables are stated in thousands of U.S. dollars, except share related data)

8. INCOME TAXES

The deferred income tax assets and liabilities result from differences between the tax value and book value of the following items:

	2006	2005
	$	$
Short-term deferred income tax assets
Inventories	3,203	4,187
Accounts payable and accrued liabilities	5,220	3,755
Pending legal settlements	-	1,102
	8,423	9,044
Long-term deferred income tax assets
Share issue expenses	-	412
-		412
Short-term deferred income tax liabilities
Accounts receivable	410	409
Prepaid expenses and deposits	694	193
	1,104	602
Long-term deferred income tax liabilities
Property, plant and equipment	1,584	2,381
Intangible assets	34,072	34,341
Goodwill	720	682
Long-term debt	-	627
Research and development expenses	1,835	1,104
	38,211	39,135

Income taxes included in the statement of operations are as follows:

	2006	2005	2004
	$	$	$
Current	17,750	11,674	15,628
Deferred
Creation and reversal of temporary differences	580	(3,054)	6,625
Change in promulgated rates	(64)	(207)	-
	516	(3,261)	6,625
	18,266	8,413	22,253
Domestic
Current	(68)	(2,734)	(338)
Deferred	1,120	(941)	2,756
	1,052	(3,675)	2,418
Foreign
Current	17,818	14,408	15,966
Deferred	(604)	(2,320)	3,869
	17,214	12,088	19,835
	18,266	8,413	22,253

CONSOLIDATED FINANCIAL STATEMENTS 33

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30
(Amounts in the tables are stated in thousands of U.S. dollars, except share related data)

8. INCOME TAXES (continued)

The Company's effective income tax rate differs from the combined statutory federal and provincial income tax rate in Canada (31.77% for 2006, 31.02% for 2005 and 31.52% for 2004). This difference arises from the following:

		2006		2005		2004
	%	$	%	$	%	$
Combined basic rate applied to
pre-tax income	31.77	18,231	31.02	10,807	31.52	22,373
Increase (decrease) in taxes resulting from:
Large corporations tax	-	-	0.17	60	0.04	29
Change in promulgated rates	(0.11)	(64)	(0.59)	(207)	-	-
Difference with foreign tax rates	1.46	837	(0.73)	(255)	(2.47)	(1,752)
Non-deductible items	5.11	2,935	4.51	1,570	1.79	1,268
Non-taxable items and other	(1.96)	(1,126)	(2.71)	(943)	(0.65)	(460)
Foreign withholding taxes	-	-	-	-	2.76	1,958
Investment tax credits	(4.44)	(2,547)	(7.52)	(2,619)	(1.64)	(1,163)
	31.83	18,266	24.15	8,413	31.35	22,253

No provision has been made for income taxes on the undistributed earnings of the Company’s foreign subsidiaries as at September 30, 2006, which the Company intends to indefinitely reinvest.

9. PROPERTY, PLANT AND EQUIPMENT

			2006
		Accumulated
	Cost	depreciation	Net
	$	$	$
Land	1,823	-	1,823
Buildings	22,306	4,794	17,512
Furniture and equipment	15,421	10,431	4,990
Automotive equipment	65	48	17
Computer equipment	12,895	8,435	4,460
Leasehold and building improvements	103	88	15
	52,613	23,796	28,817

34 CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30
(Amounts in the tables are stated in thousands of U.S. dollars, except share related data)

9. PROPERTY, PLANT AND EQUIPMENT (continued)

			2005
		Accumulated
	Cost	depreciation	Net
	$	$	$
Land	2,097	-	2,097
Buildings	21,265	3,509	17,756
Furniture and equipment	15,612	8,599	7,013
Automotive equipment	65	34	31
Computer equipment	10,248	5,484	4,764
Leasehold and building improvements	93	81	12
	49,380	17,707	31,673

Acquisitions of property, plant and equipment amount to $3,476,308 ($5,997,554 in 2005 and $14,288,431 in 2004).
The cost and accumulated depreciation of equipment under capital leases amount to $6,091,700 and $3,271,948, respectively ($5,195,119 and $2,300,375, respectively in 2005).

10. INTANGIBLE ASSETS
			2006
		Accumulated
	Cost	amortization	Net
	$	$	$
Trademarks, trademark licenses and manufacturing rights with a:
Finite life	347,117	59,404	287,713
Indefinite life	100,342	12,375	87,967
	447,459	71,779	375,680

			2005
	Cost	Accumulated
		amortization	Net
	$	$	$
Trademarks, trademark licenses and manufacturing rights with a:
Finite life	334,749	45,841	288,908
Indefinite life	112,430	12,417	100,013
	447,179	58,258	388,921

CONSOLIDATED FINANCIAL STATEMENTS 35

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30
(Amounts in the tables are stated in thousands of U.S. dollars, except share related data)

10. INTANGIBLE ASSETS (continued)
Further to budgetary initiatives implemented by the	On October 1, 2004, the cost of the product PANZYTRAT,
French government, which resulted in the delisting of a	amounting to $56,817,802, has been transferred from
number of pharmaceutical products from government	intangible assets with an indefinite life to intangible
formularies and re-pricing of other pharmaceutical	assets with a finite life following changes in the regula-
products, the Company reviewed the appropriate	tory rules applicable to this product and is amortized
carrying value and useful life of its French subsidiary’s	over a 25-year period.
intangible assets. The cost of the product LACTEOL has
consequently been transferred from intangible assets	Acquisitions of intangible assets amount to $4,569,407
with an indefinite life to intangible assets with a finite	($51,103 in 2005 and $149,627,653 in 2004). The current
life. The net cost of LACTEOL as of October 1, 2005,	intangible assets with a finite life have a weighted-
which amounted to $11,347,600, is therefore amortized	average remaining amortization period of approximately
over a 15-year period. During the year ended September	17 years (17 years as of September 30, 2005).
30, 2006, a partial write-down of $5,800,000 was recog-
nized on a French line of products including TAGAMET	The annual amortization expenses without taking into
and TRANSULOSE, as the carrying value of the intangible	account any future acquisitions expected for the years
assets associated with these products exceeded their	2007 through 2011 are as follows:
estimated fair value.		$
	2007	17,166
On October 1, 2005, the net cost of ADEKs, amounting	2008	17,166
to $2,172,965, has also been transferred from intangible	2009	17,166
assets with an indefinite life to intangible assets with a	2010	17,166
finite life following changes in market conditions and is	2011	17,166
amortized over a 15-year period.

11. GOODWILL

	2006	2005
	$	$
Cost	31,073	31,073
Accumulated amortization	3,606	3,606
Net	27,467	27,467

36 CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30
(Amounts in the tables are stated in thousands of U.S. dollars, except share related data)

12. AUTHORIZED LINE OF CREDIT

The Company has a credit agreement relative to a $125,000,000 financing. The credit agreement consists of a 364-day extendible revolving facility with a two-year term-out option maturing on September 20, 2009 (September 21, 2008 in 2005). The term-out option provides for quarterly instalments equal to 8.57% of the amount then outstanding on the facility with a final instalment of 40%.

The Company’s credit facility is secured by a first priority security interest on all present and future acquired assets of the Company and its material subsidiaries, and provides for the maintenance of certain financial ratios. Among the restrictions imposed by the credit facility is a covenant limiting cash dividends, share repurchases (other than redeemable shares issuable in connection with a permitted acquisition) and similar distributions to shareholders to 10% of the Company’s net income for the preceding fiscal year.

The interest rate varies, depending on the Company's leverage, between 25 basis points and 100 basis points over the Canadian prime rate or U.S. base rate and between 125 basis points and 200 basis points over the LIBOR rate or bankers’ acceptances. The line of credit also provides for a stand-by fee of between 25 and 37.5 basis points. The credit facility may be drawn in U.S. dollars, in Canadian dollars or in Euro equivalents. As at September 30, 2006 and 2005 there was no amount outstanding under the line of credit.

13. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2006	2005
	$	$
Accounts payable	12,043	14,808
Contract rebates, product returns and accrued chargebacks	20,726	12,886
Accrued interest on subordinated notes	2,447	2,447
Accrued royalty fees	5,508	5,584
Accrued salaries	2,929	2,202
Accrued bonuses	4,368	2,637
Accrued research and development expenses	6,588	5,207
Other accrued liabilities	6,124	4,319
Pending legal settlements	-	2,900
	60,733	52,990

CONSOLIDATED FINANCIAL STATEMENTS	37

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30
(Amounts in the tables are stated in thousands of U.S. dollars, except share related data)

14. LONG-TERM DEBT

	2006	2005
	$	$
Convertible subordinated notes, 4.25%, interest payable semi-annually starting October 15, 2003, convertible into 8,924,113 common shares,
maturing April 15, 2008 (a)	125,000	125,000
Bank loans, 3.80%, payable in quarterly instalments of $194,400,
principal and interest, maturing in 2007	-	1,310
Obligations under capital leases, interest rates varying between
3.81% and 6.2% payable in monthly instalments, principal and
interest, maturing on different dates until 2009	1,246	1,519
	126,246	127,829
Instalments due within one year	681	1,497
	125,565	126,332

(a) The noteholders may convert their notes during any	period. Finally, the noteholders may also convert their
quarterly conversion period if the closing price per share	notes upon the occurrence of specified corporate trans-
for at least 20 consecutive trading days during the 30	actions or, if the company has called the notes for
consecutive trading-day period ending on the first day of	redemption. Since April 20, 2006, the Company may at
the conversion period exceeds 110% of the conversion	its option, redeem the notes, in whole or in part at
price in effect on that thirtieth trading day. The note-	redemption prices varying from 101.70% to 100.85% of
holders may also convert their notes during the five	the principal amount plus any accrued and unpaid
business-day period following any 10 consecutive	interest to the redemption date. The notes also include
trading-day period in which the daily average of the	provisions for the redemption of all the notes for cash
trading prices for the notes was less than 95% of the	at the option of the Company following some changes
average conversion value for the notes during that	in tax treatment.

As at September 30, 2006, minimum instalments on long-term debt for the next years are as follows:

	Obligations
	under	Other
	capital	long-term
	leases	loans
	$	$
2007	719	-
2008	495	125,000
2009	113	-
	1,327
Interest included in the minimum lease payments	81
	1,246

38 CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30
(Amounts in the tables are stated in thousands of U.S. dollars, except share related data)

15. CAPITAL STOCK

Preferred shares

The Company has an unlimited number of authorized preferred shares without par value, issuable in series, rights, privileges and restrictions determined at the creation date.

Two series of preferred shares have been created as follows:

Series A, shares authorized: 14,175,000 non-voting, annual preferential cumulative dividend of 5%, redeemable on or prior to June 8, 2001 at CAN$1.00 per share payable at the option of the Company in cash or by the issuance of common shares or in any combination of cash and common shares.

Series B, shares authorized: 12,000,000 non-voting, redeemable on the fifth anniversary of their issuance at CAN$1.00 per share payable in cash or by the issuance of common shares at the option of the Company, convertible into common shares at the holder’s option on the basis of one common share for each 15 Series B preferred shares.

Stock incentive plans

In 2006, the Company adopted a new stock incentive plan (the “2006 plan”) in replacement of its previous stock option plan and pursuant to which the Company will grant options to selected employees and directors of the Company. The 2006 plan provides that a maximum of 2,300,000 common shares are issuable pursuant to the exercise of options. The per share purchase price cannot be less than the fair market value of the common stock on the last trading day prior to the granting date and the option expires no later than seven years from that date. Options may be exercised over a period established at the granting date except for the annual options granted to outside directors which may be exercised one year after the granting date. At September 30, 2006, there were 60,000 outstanding options that may become exercisable under the terms of the 2006 plan. These options may be exercised at a rate of 20% per year.

Under the Company’s previous stock option plan established in 1995 (the “1995 plan”), a maximum of 4,500,000 common shares were issuable pursuant to the exercise of options. Options were granted at the fair market value of one common stock on the last trading day prior to the granting date. Options granted under the 1995 plan may be exercised at a rate of 20% per year and expire ten years after the granting date except for the annual options granted to outside directors which vested one year after the granting date. At September 30, 2006, there were 2,997,084 outstanding options that are or may become exercisable under the terms of the 1995 plan.

The changes to the number of stock options outstanding are as follows:

		2006		2005		2004
	Number	Weighted average	Number	Weighted average	Number	Weighted average
	of options	exercise price	of options	exercise price	of options	exercise price
		$		$		$
Balance, beginning
of year	2,986,748	12.87	2,600,556	11.86	2,681,840	10.12
Granted	416,714	13.81	692,100	16.19	738,350	15.44
Exercised	(118,406)	9.07	(119,839)	8.93	(558,016)	8.78
Cancelled	(227,972)	14.77	(186,069)	13.96	(261,618)	11.23
Balance, end of year	3,057,084	13.01	2,986,748	12.87	2,600,556	11.86
Options exercisable
at end of year	1,790,020	11.93	1,409,939	10.97	954,459	9.93

CONSOLIDATED FINANCIAL STATEMENTS	39

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30
(Amounts in the tables are stated in thousands of U.S. dollars, except share related data)

15. CAPITAL STOCK (continued)

Stock incentive plans (continued)
Stock options outstanding at September 30, 2006 are as follows:

						Options outstanding	Options exercisable
					Weighted
					average	Weighted		Weighted
					remaining	average		average
Exercise price				Number	contractual life	exercise price	Number	exercise price
						$		$
$4.06	-		$5.00	10,000	3.22	4.06	10,000	4.06
$5.01	-		$7.00	22,900	2.86	6.71	22,900	6.71
$7.01	-		$10.00	640,050	3.77	8.64	640,050	8.64
$10.01		-	$13.00	659,510	5.66	11.75	465,450	11.69
$13.01		-	$16.00	1,050,274	7.48	13.94	381,270	13.91
$16.01		-	$19.00	586,850	8.14	16.90	194,850	17.31
$19.01		-	$19.99	87,500	7.39	19.99	75,500	19.99
				3,057,084	6.38	13.01	1,790,020	11.93

The changes to the number of nonvested stock options for the year ended September 30, 2006 are as follows:

		Weighted
		average
		grant date
	Number	fair value
		$
Balance, beginning of year	1,576,809	6.61
Granted	416,714	6.41
Vested	(534,139)	6.47
Forfeited	(192,320)	6.79
Balance, end of year	1,267,064	6.57

The Company has recorded $3,554,924 of compensation expenses relative to stock options for the year ended September 30, 2006 in accordance with SFAS No. 123(R). The amount of expense has been reduced to take into account the estimated forfeitures. As of September 30, 2006, there was $7,106,966 of total unrecognized compensation costs related to stock options. These costs are expected to be recognized over a weighted average period of 3.1 years.

The weighted average fair value of granted stock options was $6.41, $7.01 and $6.80 for the years ended September 30, 2006, 2005 and 2004.

The fair value of each option award is estimated on the date of grant using the Black-Scholes valuation model and the assumptions noted in the following table. The expected life of options is based on observed historical exercise patterns. Groups of employees that have similar historical exercise patterns have been considered separately for valuation purposes. The expected volatility is based solely on historical volatility. The risk free interest rate is based on the implied yield on a U.S. or Canadian Treasury zero-coupon issue with a remaining term equal to the expected term of the option. The dividend yield reflects that the Company has not paid any cash dividends since inception and does not intend to pay any cash dividends in the foreseeable future.

40 CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30
(Amounts in the tables are stated in thousands of U.S. dollars, except share related data)

15. CAPITAL STOCK (continued)

Stock incentive plans (continued)

	2006	2005	2004
Expected term of options (years)	5.8	6	6
Expected stock price volatility	42%	42%	42%
Risk-free interest rate	4.28%	3.94%	4.17%
Expected dividend	-	-	-

Under the 2006 plan, the Company may grant restricted share units (“RSUs”) to directors and employees. The value of an RSU is always equal to the fair market value of one common share of the Company. The RSUs entitle the holders to receive common shares of the Company at the end of a vesting period. The total number of RSUs granted in 2006 was 40,950 with a fair value of $12.99 each. The RSUs granted in 2006 vest in equal portions each year over a three-year period.

The Company may also grant deferred share units (“DSUs”) to directors or members of a select group of management. The value of a DSU is always equal to the fair market value of one common share of the Company.

Since 2006, directors receive an annual grant of units having a value of $15,000 and each of the eligible persons may elect to receive a portion of their annual compensation in the form of DSUs. DSUs are credited with dividend equivalents when dividends are paid on the Company’s common shares. Directors may not receive any distribution in respect of the DSUs until they withdraw from the Board and members of management until cessation of employment. The amount of compensation deferred is converted into DSUs based on the fair market value of the common stock on the last trading day prior to the date of grant. At September 30, 2006, the Company’s directors held 10,009 DSUs.

16. FINANCIAL INFORMATION INCLUDED IN THE CONSOLIDATED STATEMENT OF OPERATIONS

a) Financial expenses

	2006	2005	2004
	$	$	$
Interest on long-term debt	5,416	5,542	5,614
Bank charges	154	165	127
Financing fees	301	333	-
Amortization of deferred debt issue expenses	1,117	1,100	1,144
	6,988	7,140	6,885
b) Other information

	2006	2005	2004
	$	$	$
Rental expenses	1,989	1,148	1,216
Shipping and handling expenses	5,097	4,901	4,349
Advertising expenses	11,488	16,592	15,155
Depreciation of property, plant and equipment	5,901	5,339	3,720
Amortization of intangible assets	16,922	16,193	12,639
Share in net loss of joint ventures	-	-	455
Stock-based compensation expense	3,554	-	-

CONSOLIDATED FINANCIAL STATEMENTS 41

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30
(Amounts in the tables are stated in thousands of U.S. dollars, except share related data)

16. FINANCIAL INFORMATION INCLUDED IN THE CONSOLIDATED STATEMENT OF OPERATIONS (continued)
b) Other information (continued)

The Company incurred professional fees with entities, in which directors of the Company are partner or shareholder, totalling $414,147 for the year ended September 30, 2006 ($400,396 in 2005 and $556,724 in 2004). These transactions were concluded in the normal course of operations, at the amount agreed to by related parties.

In connection with a reorganization of its international operations due to budgetary initiatives implemented by the French government, the Company has undertaken a reduction of its workforce in Europe. To this end, in May 2006, the Company’s French subsidiary communicated a reorganization plan to the employee representatives in France aimed at reducing its workforce. As this plan was implemented, the Company recorded one-time restructuring charge of $1,738,755 during the year ended September 30, 2006. The restructuring charge include severance costs totalling $1,305,501 and professional and legal fees for transition assistance totalling $433,254. As at September 30, 2006, $1,035,270 has been paid for severance costs and $390,764 for professional and legal fees. The balance payable of $312,721 will be paid during the year ending September 30, 2007.

c) Income per common share

The following table reconciles the numerators and denominators of the basic and diluted income per share computations.

	2006	2005	2004
	$	$	$
Net income available to common shareholders
Basic	39,119	26,425	48,728
Interest and amortization of deferred debt issue
expenses relating to the convertible subordinated
notes, net of income taxes	4,328	4,257	4,200
Net income available to common shareholders on
a diluted basis	43,447	30,682	52,928
	2006	2005	2004
Weighted average number of common shares
Weighted average number of common shares outstanding
and relevant shares issuable under stock incentive plans	45,741,419	45,617,703	45,286,199
Effect of dilutive stock options and relevant shares issuable
under stock incentive plans	398,964	677,386	820,872
Effect of dilutive convertible subordinated notes	8,924,113	8,924,113	8,924,113
Adjusted weighted average number of common
shares outstanding	55,064,496	55,219,202	55,031,184
Number of common shares outstanding as at
November 29, 2006	45,868,785

Options to purchase 1,155,744 common shares (706,950 for 2005 and 283,000 for 2004) were outstanding but were not included in the computation of diluted income per share as the exercise price of the options was greater than the average market price of the common shares.

42 CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30
(Amounts in the tables are stated in thousands of U.S. dollars, except share related data)

17. FINANCIAL INFORMATION INCLUDED IN THE CONSOLIDATED STATEMENT OF CASH FLOWS

a) Changes in working capital items

	2006	2005	2004
	$	$	$
Accounts receivable	7,338	8,648	(27,795)
Income taxes receivable	(260)	1,610	(3,773)
Inventories	(402)	1,490	(17,157)
Prepaid expenses and deposits	(1,812)	1,861	(703)
Accounts payable and accrued liabilities	7,263	4,429	3,191
Income taxes payable	(1,047)	3,995	(4,051)
	11,080	22,033	(50,288)

b) Cash flows relating to interest and income taxes of operating activities

	2006	2005	2004
	$	$	$
Interest received	4,562	1,256	1,035
Interest paid	5,416	5,626	6,122
Income taxes paid	19,568	6,984	23,620

18. JOINT VENTURES

The Company’s interest in the joint ventures is accounted for by the equity method. During fiscal 2004, the Company wrote off its investment in these joint ventures for an amount of $511,233.

19. SEGMENTED INFORMATION

The Company considers that it operates in a single field of activity, the pharmaceutical industry.

No customer represents more than 10% of the Company's revenue except for three major customers for which the sales represented 74.8% of revenue for the year ended September 30, 2006 (62.1% and 55.8% in 2005 and 2004) and are detailed as follows:

	2006	2005	2004
	%	%	%
Customer A	39.0	30.2	18.4
Customer B	24.4	20.9	24.3
Customer C	11.4	11.0	13.1
	74.8	62.1	55.8

CONSOLIDATED FINANCIAL STATEMENTS 43

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30
(Amounts in the tables are stated in thousands of U.S. dollars, except share related data)

19. SEGMENTED INFORMATION (continued)

Purchases from two suppliers represent approximately 42% of the cost of goods sold for the year ended September 30, 2006 (one for 15% in 2005 and 2004).

The Company purchases its inventory from third party manufacturers, many of whom are the sole source of products for the Company. The failure of such manufacturers to provide an uninterrupted supply of products could adversely impact the Company’s ability to sell such products.

The Company operates in the following geographic segments:

	2006	2005	2004
	$	$	$
Revenue
Canada
Domestic sales	37,956	34,412	28,002
Foreign sales	-	-	-
United States
Domestic sales	195,954	155,261	162,810
Foreign sales	5,801	4,394	3,921
Europe
Domestic sales	43,374	46,225	43,830
Foreign sales	8,702	10,857	4,846
Other	530	194	225
	292,317	251,343	243,634

Property, plant, equipment, intangible assets and goodwill
Canada	36,409	39,506
United States	125,084	127,915
Europe	239,323	252,509
Other	31,148	28,131
	431,964	448,061

Revenue is attributed to geographic segments based on the country of origin of the sales.

20. FINANCIAL INSTRUMENTS

Currency risk
The Company is exposed to financial risk arising from fluctuations in foreign exchange rates and the degree of volatility of the rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk. As of September 30, 2006, the financial assets totalling $203,872,919 include cash and cash equivalent and accounts receivable for CAN$3,814,612 and 11,097,255 Euros respectively (CAN$4,294,426 and 13,834,975 Euros in 2005). The financial liabilities totalling $186,979,096 include accounts payable and accrued liabilities and long-term debt for CAN$16,955,611 and 8,456,708 Euros respectively (CAN$10,865,290, and 13,723,991 Euros in 2005).

44 CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30
(Amounts in the tables are stated in thousands of U.S. dollars, except share related data)

20. FINANCIAL INSTRUMENTS (continued)

Fair value of the financial instruments on the balance sheet
The estimated fair value of the financial instruments is as follows:

		2006		2005
		Carrying		Carrying
	Fair value	amount	Fair value	amount
	$	$	$	$
Assets
Cash and cash equivalents	55,830	55,830	79,969	79,969
Short-term investments	117,151	117,151	17,619	17,619
Accounts receivable, net	30,892	30,892	37,542	37,542
Liabilities
Accounts payable and accrued liabilities	60,733	60,733	52,990	52,990
Long-term debt	132,500	126,246	132,870	127,829

The following methods and assumptions were used to calculate the estimated fair value of the financial instruments on the balance sheet.

a) Financial instruments valued at carrying amount

The estimated fair value of certain financial instruments shown on the balance sheet is equivalent to their carrying amount because they are realizable in the short-term or because their carrying amount approximates the fair value. These financial instruments include cash and cash equivalents, short-term investments, accounts receivable and accounts payable and accrued liabilities.

b) Long-term debt

The fair value of long-term debt has been established by discounting the future cash flows at interest rates corresponding to those the Company would have obtained at year end date for loans with similar maturity dates and terms. The fair value of the convertible subordinated notes is based on the trading price at the end of the year.

21. COMMITMENTS AND CONTINGENCIES

a) Commitments

The Company has entered into non-cancelable operating leases and service agreements with fixed minimum payment obligations expiring on different dates until December 2011 for the rental of office space, automotive equipment and other equipment and for sales management, research and development and other services.

Minimum future payments under these commitments for the next five years are as follows:

$
2007	4,690
2008	2,724
2009	1,299
2010	721
2011	512
9,946

The Company entered into an agreement with Nordmark Arzneimittel GmbH & Co to create a joint venture to develop patent-protected novel enzyme preparations. Under the terms of this agreement, the Company agreed to contribute up to a cumulative amount of $1,500,000 to the joint venture. As at September 30, 2006 and 2005, a total amount of $1,100,000 has been contributed by the Company. During the year ended September 30, 2006, the parties agreed to cease making contributions to the joint venture.

b) Licensing agreements

In May 2000, the Company entered into agreements with QLT PhotoTherapeutics Inc. (“QLT”) relating to the purchase of PHOTOFRIN which provided for milestone payments to be made by Axcan to QLT that could reach a maximum of CAN$20,000,000 upon receipt of certain

CONSOLIDATED FINANCIAL STATEMENTS 45

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30
(Amounts in the tables are stated in thousands of U.S. dollars, except share related data)

21. COMMITMENTS AND CONTINGENCIES (continued)

b) Licensing agreements (continued)

regulatory approvals for specific or additional indication for PHOTOFRIN or other conditions. Each milestone payment had to be made at the option of the Company either in cash or in Series B preferred shares or in a combination of cash and preferred shares provided that at least one-half of the milestone payable had to be paid in cash. During the year 2006, the final milestone payment of CAN$5,000,000 ($4,495,999) was paid by Axcan. To date, the maximum of CAN$20,000,000 ($15,440,767) has been paid in cash and recorded in intangible assets with a finite life.

In October 2000, the Company entered into a licensing agreement with the Children’s Hospital Research Foundation for a series of sulfated derivatives of ursodeoxycholigic acid compounds (“SUDCA”). Axcan has, as at September 30, 2006, paid $839,562 in cash. The Company also agreed to pay milestones for a maximum amount of $200,000 when SUDCA will b validated and a bonus when certain conditions are met; finally, Axcan agreed to pay royalties based on sales.

In May 2002, the Company signed a co-development and licensing agreement with NicOx S.A. (“NicOx”) for NCX-1000, a nitric oxide-donating ursodiol derivative, for the treatment of chronic liver diseases including portal hypertension and Hepatitis “C”. Under the terms of this agreement, the Company has obtained from NicOx an exclusive license to commercialize NCX-1000 in Canada and Poland as well as an option to acquire the same exclusive rights for the United States market. The Company and NicOx will share the cost of the future development of NCX-1000 jointly through the completion of Phase II clinical studies. The Company will thereafter conduct the required Phase III clinical studies and be responsible for regulatory filings in the exclusively licensed territories. The Company agreed to pay NicOx options or milestone payments totalling up to $17,000,000 at various stages of development. An amount of $2,000,000 has been paid in 2003. The Company also agreed to pay royalties of up to 12% on net sales of the product.

On October 10, 2002, the Company acquired from Gentium S.p.A., an Italian company, exclusive rights to develop and market in North America, a patented 4 gram rectal gel formulation of mesalamine (5-ASA) for the treatment of active distal ulcerative colitis. In return the Company agreed to make milestone payments totalling approximately $1,500,000, the majority of which payable upon approval in the United States. An amount of approximately $200,000 has been paid in 2003. The Company also agreed to pay a royalty of 4% on net sales for a ten-year period from product’s launch.

On July 22, 2003, the Company acquired from Merz Pharmaceutical GmbH (“Merz”) an exclusive licence to use, develop and submit for approval of injectable and oral granule formulations containing L-ornithine and L-aspartate. In consideration of the rights and licenses granted by Merz under this agreement, the Company agreed to pay a royalty of 6% of net sales or 4% of net sales if the Company develops any patentable invention or improvement and Merz incorporates such invention or improvement into its products.

In August 2003, the Company signed an agreement to acquire the exclusive license for North America, the European Union and Latin America to develop, manu- facture and market ITAX which provides for milestone payments for an amount of $20,000,000 upon regulatory submission and an amount of $45,000,000 upon regula- tory approval. The Company also agreed to pay royalties of 9% of net sales from the date of first commercial sale until the expiration of the patent and 6% for ten years then after. As previously announced, the Company has ceased the development of ITAX for the treatment of Functional Dyspepsia during the year ended September 30, 2006.

On February 22, 2005, the Company signed a license agreement with Lisapharma S.p.A., an Italian company, to submit for approval and commercialize, in North America, products in gel sachet and tablet dosage forms that contain sucralfate as the main active ingredient. Under the agreement, the Company agreed to pay license fees of up to $2,000,000 over a period of a maximum of four years (until September 30, 2006 an amount of $1,000,000 has been recorded as expense) and make milestone payments totalling up to $3,000,000 upon regulatory approvals. The Company also agreed to pay royalties of 6% of net sales of products enjoying patent protection and 3% of net sales of products not enjoying patent protection for up to five years from a first commercial sale.

On May 1, 2005, the Company signed a license and tech- nology agreement with Howard J. Smith & Associates PTY LTD (“HSA”) an Australian company, to develop and

46 CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30
(Amounts in the tables are stated in thousands of U.S. dollars, except share related data)

21. COMMITMENTS AND CONTINGENCIES (continued)

b) Licensing agreements (continued) market products for the treatment of viral hepatitis. The Company agreed to make milestone payments totalling up to $17,000,000 at various stages of development or commercialization. The Company also agreed to pay royalties of 4.5% of net sales in countries where an HSA patent is in force and 2.25% of net sales in countries where no HSA patent is in force for a maximum of ten years after the first commercial sale of a product in the relevant country.

On September 25, 2006, the Company entered into a license and co-development agreement with AGI Therapeutics Research Ltd (“AGI”). Pursuant to this agreement, AGI and the Company will co-develop a controlled release omeprazole product (“AGI-010”) for the treatment of gastro-oesophageal reflux disease. Under the agreement, the Company and AGI agreed to share certain development expenses and the Company paid a $1,500,000 upfront fee, accounted for as a research and development expense. The Company may also be required to make specified milestone payments that could total up to $17,500,000 at various stages of development up to and including regulatory approvals. The Company finally agreed to pay royalties varying between 4% and 7.5% of net sales.

c) Royalties

The Company pays royalties on the sales of certain of its products to unrelated third parties under license and similar agreements, at rates ranging between 1% and 6%.

During the year ended September 30, 2006, the Company paid a total of $3,768,515 ($3,695,087 in 2005 and $3,760,945 in 2004) in royalties in connection with the sales of its URSO, ULTRASE, PHOTOFRIN and ADEKs products. These royalties were charged to operations.

d) Contingencies

The subsidiary Axcan Scandipharm has been named as a defendant in several legal proceedings related to the products line it markets under the name ULTRASE. Of the 12 lawsuits to date, Axcan Scandipharm was dismissed from one, nonsuited in another and settled ten. These lawsuits were filed against Axcan Scandipharm and certain other named defendants, including the enzyme manufacturer, stemming from allegations that, among other things, Axcan Scandipharm's enzyme products caused colonic strictures. At this time, it is difficult to predict if there will be other claims or their number and because of the young age of the patients involved, Axcan Scandipharm’s product liability exposure for this issue in the United States will remain for a number of years. Axcan Scandipharm’s insurance carriers have defended the lawsuits to date and Axcan expects them to continue to defend Axcan Scandipharm (to the extent of its product liability insurance) should other lawsuits be filed in the future.

In addition, the enzyme manufacturer and certain other companies had claimed a right to recover amounts paid defending and settling these claims as well as a declaration that Axcan Scandipharm and another named defendant must provide indemnification against future claims. This lawsuit was based on contractual and indemnity issues and the parties had agreed to settle their dispute through binding arbitration.

As at September 30, 2005 and 2004, the Company had accrued $2,900,000 to cover any future settlements in connection with the indemnification claim and the lawsuits discussed above that may not be covered by, or exceed, applicable insurance proceeds. Following a series of decisions rendered by the arbitrator in favour of Axcan Scandipharm, the Company revaluated its exposure and this accrual was reversed in the year ended September 30, 2006 thus reducing the selling and administrative expenses by the same amount. While the Company believes that the insurance coverage and provisions taken to date are adequate, an adverse determination of present or future claims could exceed insurance coverage and amounts currently accrued.

e) Employee benefit plan

A subsidiary of the Company has a defined contribution plan (the “Plan”) for its U.S. employees. Participation is available to substantially all U.S. employees. Employees may contribute up to 15% of their gross pay or up to limits set by the U.S. Internal Revenue Service. During the year, the Board of Directors approved and the Company charged to operations a contribution to the Plan totalling $385,018 ($495,195 in 2005 and $268,757 in 2004).

f) Other

The Company is currently being audited by Canada Revenue Agency, mainly on transfer pricing issues, for fiscal year 2002 to fiscal year 2004. The Company has estimated that, based on discussions held with Canada Revenue Agency relative to this audit and on the information currently at hand, its current estimate of tax provisions is reasonable.

CONSOLIDATED FINANCIAL STATEMENTS 47

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30
(Amounts in the tables are stated in thousands of U.S. dollars, except share related data)

22. SUMMARY OF DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES AND IN CANADA

The consolidated financial statements have been prepared in accordance with U.S. GAAP which, in the case of the Company, conform in all material respects with Canadian GAAP, except as set forth below:

	2006	2005	2004
	$	$	$
Operations adjustments
Net income in accordance with U.S. GAAP	39,119	26,425	48,728
Write-off of an intangible asset (2)	(12,000)	-	-
Amortization of new product acquisition costs (2)	(54)	(54)	(54)
Stock-based compensation expense (8)	-	(4,590)	-
Implicit interest on convertible notes (4)	(5,064)	(4,631)	(4,234)
Income tax impact of the above adjustments	1,002	338	20
Net earnings in accordance with Canadian GAAP (7)	23,003	17,488	44,460
Earnings per share in accordance with Canadian GAAP
Basic	0.50	0.38	0.98
Diluted	0.50	0.38	0.96

		2006		2005
	U.S.	Canadian	U.S.	Canadian
	GAAP	GAAP	GAAP	GAAP
	$	$	$	$
Balance sheet adjustments
Current assets	262,378	262,378	190,357	190,357
Property, plant and equipment	28,817	28,817	31,673	31,673
Intangible assets (2)	375,680	375,936	388,921	401,229
Goodwill (3)	27,467	28,862	27,467	28,862
Deferred debt issue expenses	1,475	1,475	2,577	2,577
Deferred income tax asset	-	-	412	412
Current liabilities	64,617	64,617	58,336	58,336
Long-term debt (4)	125,565	117,549	126,332	113,250
Deferred income tax liability (2) (3)	38,211	38,308	39,135	40,234
Shareholders’ equity
Equity component of convertible debt (4)	-	24,239	-	24,239
Capital stock (5) (6) (8)	262,786	274,675	261,714	273,022
Retained earnings (2) (3) (4) (5) (6) (8)	177,906	135,809	138,787	112,806
Additional paid-in capital (8)	4,967	16,348	1,329	13,293
Accumulated foreign currency translation
adjustments (6)	21,765	25,923	15,774	19,930

48 CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30
(Amounts in the tables are stated in thousands of U.S. dollars, except share related data)

22.	SUMMARY OF DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES AND IN CANADA (continued)

(1)	Under U.S. GAAP, securities available for sale are recorded at their fair market value, unrealized gains or losses are recorded separately in shareholders’ equity.
Under Canadian GAAP, short-term investments are recorded at cost. As at September 30, 2006, there is no material unrealized gain or loss.

(2)
Under U.S. GAAP, acquired in-process research is included in operations as at the date of acquisition as no alternative future use is established. Under Canadian GAAP, the acquired in-process research is deferred and amortized from the date of commencement of commercial production. During the year ended September 30, 2006, the Company has decided not to pursue further development on ITAX resulting in a write-off of an intangible asset for an amount of $12,000,000 recognized under Canadian GAAP.

(3)	Under U.S. GAAP, some financial expenses were recorded when the minority interest in Axcan Scandipharm was purchased. Under Canadian GAAP, these financial expenses were included in goodwill.

(4)
Under U.S. GAAP, the entire convertible subordinated notes are included in long-term debt. Under Canadian GAAP, the estimated value of the right of conversion is included in the shareholders' equity as equity component of convertible debt and implicit interest is charged to income each year and accounted for in the balance sheet as an accretion to the liability component.

(5)	Under U.S. GAAP, share issuance expenses are deducted from the consideration received. Under Canadian GAAP, these expenses are charged directly to retained earnings.

(6)
Effective October 1, 1999, the Company changed its measurement and reporting currency from the Canadian dollar to the U.S. dollar. Under U.S. GAAP, comparative figures must be restated as if the change in measurement and reporting currency had been applied retroactively. Under Canadian GAAP, compar- ative figures were presented using the translation of convenience method. At October 1, 1999, the change in measurement and reporting currency presented in accordance with Canadian GAAP resulted in an increase in cumulative translation adjustment balance of $4,156,000, and a decrease in capital stock balance of $3,584,000 and retained earnings balance of $572,000.

(7)
Under U.S. GAAP, the research and development tax credits are applied against income taxes. Under Canadian GAAP, these tax credits would be applied against research and development expenses. This difference had no impact on the consolidated net income.

(8)
Under U.S. GAAP, stock-based compensation was measured at intrinsic value and the effect of using the fair value method was disclosed in the summary of significant accounting policies until September 30, 2005 and is measured using the fair value method since October 1, 2005. Under Canadian GAAP, stock- based compensation is measured using the fair value method since October 1, 2004. As of October 1, 2004, the retained earnings have been reduced by $12,353,000, the capital stock has been increased by $4,100,233, the additional paid-in capital has been increased by $8,722,767 and the income taxes receivable have been increased by $470,000.